

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 14, 2008

Rick Martig
Principal Accounting Officer
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, CA 95054

   Re: Genesis Microchip Inc.
     Form 10-K for the Fiscal-Year ended March 31, 2007
     Filed June 12, 2007
     File No. 000-33477

Dear Mr. Martig:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Angela Crane
          Branch Chief